UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For August 29, 2024

Commission File Number: 333-274448

FENBO HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Investment in a U.S. AI Focused Fund

On August 29,2024, the Company announced that it had entered into a subscription agreement to make an initial $150,000 strategic investment in a U.S. Artificial Intelligence (“AI”) focused investment fund (the “Fund”).

The Fund will specialize in making direct venture capital investments in early-stage and growth-stage private technology companies, with a particular emphasis on financial technology (FinTech), blockchain/web3, and enterprise technology based upon a belief that AI represents a greater investment opportunity than the internet did at its inception - and that AI is a must-do investment opportunity.

“The Fund’s focus on AI-driven technologies aligns perfectly with our vision for the future of enterprise software,” said Mr. Allan Li, Chairman and CEO of the Company. “By investing in this Fund, we may gain access to a curated portfolio of innovative startups and as well as the potential guidance of industry experts, which will assist us in identifying and evaluating AI solutions that may improve our products, our customer’s experience and business outcomes.”

A copy of the press release issued by the Company is attached hereto as Exhibit 99.1.

Forward-Looking Statement

The press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 2, 2024	FENBO HOLDINGS LIMITED

/s/ Li Siu Lun Allan
Li Siu Lun Allan
Chief Executive Officer, Chairman and Director

Exhibit No.	Description
99.1	Press Release dated August 29, 2024